SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Summary of Shareholders’ Meeting

We hereby inform that the Shareholders of Eletrobras, assembled today at the Ordinary General Meetings, decided on the following issues:

52nd Ordinary General Meeting

1 – Approval of the Financial Statements for the year ended 2011, the Management Report, Decisions of the Board of Directors and the Report of the Fiscal Council

2 -  Approval of the proposal of the Board of Directors concerning the destination of net income for the 2011 financial year and the distribution of shareholders’ compensation, as Interest on own capital, whose values will be adjusted by the variation of the SELIC rate until the payment date.

This compensation will be paid to those shareholders of record on May 18th, 2012 and Eletrobras shares will be traded ex-interest as of May 21st 2012, as follows:

                                                                                                                                            R$ per share

Type
of Shares	Gross Values on 12/31/2011	Values on 05/18/2012
Common	1,231779162	1,276066261
Preferred “A”	2,178256581	2,256573108
Preferred “B”	1,633692440	1,692429835

The payment of the above values, updated by the Selic rate, will be made on May 29, 2012.

3 - Election of the following members of the Board of Directors:

Márcio Pereira Zimmermann - President

      José da Costa Carvalho Neto

      José Antonio Corrêa Coimbra

      Wagner Bittencourt de Oliveira

      Lindemberg de Lima Bezerra

      Beto Ferreira Martins Vasconcelos

      Maurício Muniz Barretto de Carvalho

      José Luiz Alqueres

      Thadeu Figueiredo Rocha

4 - Election of the following members of the Fiscal Council:

Members	Alternates
Representatives of the Ministry of Mines and Energy

Jarbas Raimundo de Aldano Matos	Jairez Elói de Souza Paulista
Danilo de Jesus Vieira Furtado	Ricardo de Paula Monteiro
Representatives of the National Treasury
Charles Carvalho Guedes	Hailton Madureira
Representatives of the Minority Shareholders
Manuel Jeremias Leite Caldas Fernando Pessoa Lopes	Fernando Cezar Maia Talita Borges do Carmo

Summary of Shareholders’ Meeting

5 - Approval of the total compensation to be paid to the Executive Directors of Centrais Elétricas Brasileiras SA - Eletrobras in the amount of up to R$ 6.062.674,12 for the period between April 2012 and Marchl 2013, including monthly wages, Christmas bonus, vacation and meal bonus,  group life and funeral insurance, medical insurance, pension fund, payment of transportation and living expenses and participation in profits of the Company.  The transfer of wages of any benefits given to Eletrobras’ employees upon signing of the 2012 Collective Labor Agreement is strictly forbidden.

Approval of the compensation of the members of the Board of Directors and Fiscal Council at 10% of the monthly average compensation of the members of the Executive Officers of the Company, not including the amount relating to vacation, the participation in profits of the Company and benefits.

Brasília, May 18th, 2012

Armando Casado de Araujo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 18, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.